COMPANY LETTERHEAD

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549



Re: Keika Express Co., Ltd. Rule 12g3-2(b) - File No. 82-34718

Keika Express Co., Ltd.
12-32, Kakiuchi-Cho, Kadoma-Shi,
Osaka, JAPAN
FAX: 81-6-6907-5370

To Whom It May Concern:

Enclosed please find the following documents:

- **Basic Policy for "New Business Plan"**
- **Notice of Revision of Earnings Forecast for the Fiscal Year Ending March 31,2005**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Yusuke Oka

Yusuke Oka
Keika Express Co., Ltd.
Tel:06-6907-5790
Fax:06-6907-5730

4/18

February 22, 2005

Name of Company: Keika Express Co., Ltd.
Name of Representative: Katsutoshi Nishihara, President and CEO
(Code number: 9374, Second Section of the Osaka Securities Exchange)
Inquiries: Yuzuru Taninaka,
Managing Executive Officer,
General Manager of Corporate Accounting Department
Phone: 06-6907-5770

Notice of Revision of Earnings Forecast for the Fiscal Year Ending March 31, 2005

Keika Express Co., Ltd. (the "Company") has revised the consolidated and non-consolidated earnings forecasts for the fiscal year ending March 31, 2005 (April 1, 2004 to March 31, 2005) that were published in its Consolidate Financial Report dated November 19, 2004, as below.

I. Revision of earnings forecast for the fiscal year ending March 31, 2005

(1) Revision of consolidated earnings forecasts for the fiscal year ending March 31, 2005

(Yen in millions)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	43,963	760	- 515
Revision (B)	43,963	760	- 3,256
Amount of decrease or increase (B – A)	—	—	-2,741
Ratio of decrease or increase (%)	—	—	-
cf. Results for the previous fiscal year	39,579	528	256

(2) Revision of non-consolidated earnings forecasts for the fiscal year ending March 31, 2005

(Yen in millions)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	38,677	646	- 557
Revision (B)	38,677	646	- 2,817
Amount of decrease or increase (B – A)	-	-	-2,260
Ratio of decrease or increase (%)	-	-	-
cf. Results for the previous fiscal year	37,811	901	507

II. Reasons for the revision

(1) Revision of non-consolidated earnings forecast for the fiscal year ending March 31, 2005

The Company has taken advantage of the launch of its "B2B Express" service to introduce Subcontractors (corporate outsourcing proprietors) and Independent Contractors (individual contractors who do not own their trucks), in addition to Owner-operators (individual outsourcing proprietors), to further expand its transportation business. Accordingly, the Company introduced approximately 2,000 lease vehicles for Independent Contractors at its partner business. However, a lower-than-expected retention rate of Independent Contractors has kept the utilization rate of lease vehicles low, the monthly lease payment of about 200 million yen imposing a heavy burden on the Company.

To cope with this situation, the Company has made it a policy to pursue its strategy to expand

its transportation business with Owner-operators and Subcontractors rather than increasing Independent Contractors. The Company has decided to cancel all vehicle lease contracts at the end of this fiscal year, and set aside a bad-debt reserve for outstanding receivables from the partner business, which will be reported as an extraordinary loss.

Combined with extraordinary losses due to the transfer of long-term accrued receivables and losses on the dissolution of operations following the termination of a development agency contract with a partner business during the six months ended September 30, 2004, an extraordinary loss totaling approximately 6.5 billion yen will be posted for the complete fiscal year ending March 31, 2005.

(2) Revision of consolidated earnings forecast for the fiscal year ending March 31, 2005

The consolidated earnings forecast for the fiscal year ending March 31, 2005 has been revised in accord with the revision of the non-consolidated earnings forecast for the same period.

III. Major reasons for the booking of extraordinary losses

The major contents of the Company's consolidated extraordinary losses of about 6.5 billion yen booked for the fiscal year ending March 31, 2005 are:

(1) Losses due to the cancellation of lease contracts

The Company will cancel all lease contracts for about 2,000 vehicles at one time, and post an extraordinary loss of about 2.2 billion yen, representing the outstanding balance of the lease obligations.

(2) Booking of a bad-debt reserve for outstanding receivables from a partner business

Due to the dissolution of the transportation operations business alliance, receivables from the partner business could turn out to be uncollectible in the future. Therefore, the Company will post a bad debt reserve of approximately 3 billion yen for the full outstanding balance of receivables from the partner business.

(3) Extraordinary losses due to the transfer of long-term accrued receivables (already written off in the midterm account settlement)

In order to improve its free cash flow, the Company has transferred a portion of its long-term accrued receivables to a third party, and has posted a loss of approximately 900 million yen on the transfer of the credit accounts.

(4) Losses on the dissolution of operations following the termination of a development agency contract with a partner business (already written off in the midterm account settlement)

With the termination the development agency contract with the partner business, the Company bought their inventory of special equipment, and has posted a loss of approximately 600 million yen on the dissolution of operations.

The objective of the above booking of extraordinary losses is to further promote efficient use of the Company's managerial resources and thus strengthen its profit structure for the fiscal year ending March 31, 2006 and beyond.

Despite substantial prejudice to its shareholders' equity stemming from the extraordinary losses, the Company plans to reinforce its capital base by converting the full amount of convertible bonds worth 2 billion yen issued last March into shares, and issuing preferred stock worth 3 billion yen in March 2005. Please refer to the attached "The Issue of Preferred Stocks through Allocation of New Shares to Third Parties" for more details.

Although it will post a net loss for the fiscal year ending March 31, 2005, the Company plans to pay a dividend of 12.5 yen per share to our shareholders (a dividend of 25 yen per share for the full fiscal year under review) as previously declared.

IV. Merger of subsidiaries

Although the Company announced in its "Notice on Merger of Subsidiaries" dated January 24, 2005 that its consolidated subsidiaries, MC Convenience Co., Ltd. and Luck Co., Ltd. would merge, please be advised that it has decided not to execute this merger in view of the given circumstances.

February 22, 2005

Name of Company: Keika Express Co., Ltd.
Name of Representative: Katsutoshi Nishihara, President and CEO
(Code number: 9374, Second Section of the Osaka Securities Exchange)
Inquiries: Yuzuru Taninaka,
Managing Executive Officer,
General Manager, Corporate Accounting Department
Phone: 06-6907-5770

Basic Policy for "New Business Plan"

This is to advise you that Keika Express Co., Ltd. (the "Company") has determined the basic policy (outline) for its "New Business Plan" designed to accelerate its efforts to establish financial soundness and increase profitability.

I. Purpose

The Company has formulated a business plan (April 2005 to March 2006) designed to "improve profitability" through a strategy to expand its transportation business and to "reinforce its financial strength" by increasing shareholders' equity and decreasing interest-bearing liabilities. The Company aims through this plan to establish a solid base for business operations and improve corporate value.

II. Outline of the "New Business Plan"

1. Financial soundness
   - Dissolution of business collaboration with a partner business

     In the areas of "reduction in business risks" and "improvement in asset quality," the Company will cancel all 2,000 vehicle lease contracts introduced at its partner business and post a bad-debt reserve for the outstanding receivables balance from the partner business in order to eliminate the risk of future losses. This will make it possible to cut expenses of slightly under 200 million yen per month.

   - Increased shareholder equity

     In order to recoup the substantial reduction in shareholder equity that stems from the above treatment and to ensure financial soundness, the Company plans an issue of preferred shares to adequately increase shareholder equity.

2. Accelerated efforts to improve profitability
   - Return to predominant use of Owner Operators

     To address the task of pursuing even higher profit margins as a non-asset based contract logistics firm, the Company will review costs for outsourced Independent Contractors and Subcontractors, while redoubling its efforts to efficiently integrate midsize and large trucks owned by its consolidated subsidiaries and Owner Operators.

     In addition, now that the Company has established an "advanced double outsourcing" scheme that completely eliminates the risks associated with the development of Owner Operators, planning and operations will shift to light trucks, which ensure the highest possible profit margin. Accordingly, the Company will work to strengthen its management base by reinforcing its development operations, in a bid to return to the pedominant use of Owner Operators.

   - Expansion of the number of Controllable Subcontractors

     The Company has merged its consolidated subsidiaries, Keika Express CS Corporation and

Kyowa Keika Express Co., Ltd. and positioned them as Subcontractors. Profit margins will improve through optimization of per-truck loads and delivery efficiencies with the effective use of information on truck availability and monitoring of vehicle utilization data, including delivery addresses and arrival times.

To enhance its transportation/delivery networks in anticipation of even greater diversification of customer requirements, the Company will actively engage in M&A activities aimed at establishing a corporate logistics group that can serve as an umbrella for its Controllable Subcontractors. In this manner, the Company will strive to expand the scope of its business and establish a strong presence as a comprehensive logistics outsourcer that extends even as far as the overall freight transportation industry, which represents a mega market a dozen or so times larger than the light truck freight transportation industry.

• Active entry in new businesses

The Company is also working actively to acquire customers from logistics-related peripheral businesses like installation and assembly. Based on its accumulated experience, the Company aims to expand its business into new markets by marrying its specific mail delivery business license with the flow of goods that require human labor.

3. Earnings forecast

(1) Consolidated earnings forecast for the fiscal year ending March 31, 2006 (April 1, 2005 to March 31, 2006)

(Yen in millions)

Net Sales	Ordinary Income	Net Income
39,037	2,142	1,157

(2) Non-consolidated earnings forecast for the fiscal year ending March 31, 2006 (April 1, 2005 to March 31, 2006)

(Yen in millions)

Net Sales	Ordinary Income	Net Income
35,547	1,896	1,032

(Note)

The preceding are forward-looking statements based on management's assumptions and beliefs in light of the information currently available to it. Actual financial results may differ materially from the expectations expressed herein, depending on a number of factors.